JCDecaux

03032197

03 SEP 23 7:21

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

82-34631

SUPPL

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Neuilly-sur-Seine, 22nd September 2003

Communication Extérieure

Allemagne
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Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
Luxembourg
Macao
Malaisie
Mexique
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Pays-Bas
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File ~~82-5247~~
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to the JCDecaux's results for the first half 2003, slides that were presented to the press and financial analysts.

You will also find attached a declaration released September 17th 2003 through the web site of the French "Commission des Opérations de Bourse" whereby JCDecaux SA discloses some operations carried out by some of its legal representatives on its shares.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

dlw 9/25

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03 SEP 25 7:21

Slides presented to the press and financial analysts in relation to JCDecaux SA first half 2003 results


JCDecaux
showcasing the world
First Half 2003 Results
15 September 2003
BOOK YOUR TICKETS NOW!
Chicago, USA

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JCDecaux
showcasing the world
Business Overview
Jean-François Decaux
Chairman of the Board and co-CEO

JCDecaux
showcasing the world

H1 2003 Highlights

- Reported revenues down 2.8% at €758.2 million but organic revenues up 1.0%, despite challenging advertising market conditions in Europe
- EBITDA margin maintained (25.9%) ; improved operating margin (14.6%)
- Free cash flow doubled to €67.9 million
- Good progress on recent contracts and in new regions
- Strengthened leading position in Central Europe

Solid operating performance

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JCDecaux
showcasing the world
Revenue growth by business
Organic growth (%)
Street Furniture
(0.1) %
1.3%
Billboard
3.5%
Transport
1.0%
Group
Reported growth (%)
Street Furniture
(2.2)%
Billboard
(1.5)%
Transport
(6.5)%
Group
(2.8)%
Note: organic growth = excluding acquisitions / adjusted for currency
4

JCDecaux

showcasing the world

Advertising trends for top 10 client categories

(In million €, except %)

Year-on-Year change (%)



-7%
Entertainment / Cinema
Retailers
+48%
Personal care / Luxury
+20%
-12%
Motors
Grocery / Food
+2%
Fashion
+14%
Telecoms / Technology
+54%
Finance
+21%
Travel / Transport
+25%
-16%
Services

JCDecaux is gaining share of FMCG advertising spend

Note: Analysis of JCDecaux's advertising revenue categories for top 5 European markets (France, UK, Germany, Spain, Italy)

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JCDecaux

showcasing the world

Chicago : strong start in ad sales



Grand Marnier
CHICAGO

- 650 bus shelters installed (1 300 advertising faces) = 40% of total inventory
- Net average selling price per panel for 4 weeks :

$1 200 / panel

One of the highest Street Furniture rates in the world

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JCDecaux
showcasing the world

Update on Los Angeles / Vancouver

Los Angeles


HAMMER
THIRD

- 1 250 bus shelters
  (2 500 advertising faces)
  in existing Viacom-Decaux
  bus shelter network
- Delay in the installation of additional advertising street furniture

Vancouver


PEPSI VANILLA
IS HERE

- 120 bus shelters installed
  (240 advertising faces)
  = 20% of inventory

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JCDecaux

showcasing the world

South America : #1 in Outdoor in Chile


SEDAL

Subway, Santiago de Chile

- In 18 months JCDecaux has become #1 in outdoor advertising in Chile with a 25% market share
- The subway contract in Santiago de Chile (10 years) is attracting new advertising sectors to outdoor advertising (250 million passengers/year)

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JCDecaux

showcasing the world

Asia-Pacific: Strong organic growth in Street Furniture


Telephone
Ian Thorpe's Choice
OMEGA
Taxi
Sydney
Bangkok
Seoul

Double-digit organic revenue growth in Street Furniture in Australia, Thaïland & Korea

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JCDecaux
showcasing the world
JCDecaux strengthens its position in Central Europe
JCDecaux SA
30 %
100 %
Affichage Holding
JCD Central Eastern Europe
67 %
Gewista
33%
Progress
50%
50%
100%
EPI
Hungary
Slovenia
Serbia
Bosnia
Croatia
Bulgaria
Czech Republic
Slovakia
10

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JCDecaux
showcasing the world
Building a unique platform for growth in Central Europe
TALLINN
Since 2002
WARSAW Airport
Since 1999
PRAGUE
Since 1994
Metro of BUDAPEST
Since 1999
LJUBLJANA
Since 2001
Estonia
Lettonia
Lituania
Poland
Czeck Republic
Slovakia
Hungary
Slovenia
Croatia
Bosnia
Serbia & Montenegro
Bulgaria
RIGA
Since 2002
VILNIUS
Since 2002
BRATISLAVA
Since 1990
JCDecaux already operates in 8 out of the 10 countries which will join the European Union in 2004
JCDECAUX present in these countries since 2001
11

FILE 82-5247

JCDecaux
showcasing the world

Proposed changes in French retail advertising

Breakdown of retail advertising spend


TV 1%
Other 2%
41% Press
Radio 27%
Outdoor 28%

Market size: €1.8 billion

Source : Secodip, 2002 data, gross advertising spend

Proposed Timing

- A phased approach :
  - 01.01.2004 : Theme TVs only
  - 01.01.2007 : Free-to-air TV

Potential impact on JCDecaux

- €64M in 2002 :
  - 11 % of revenues in France
  - 4 % of Group revenues
- 1/3 of ads are long-term campaigns - signage for retail outlets not at risk
- Outside of France, JCDecaux generates substantial revenues from retail advertising

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JCDecaux
showcasing the world

Potential changes in pharmaceutical advertising in US

Breakdown of advertising spend for drugs / pharmaceuticals



Radio 3%
Press 34%
63% TV

Market size: $210 million

- In the United States, limits on use of outdoor in pharmaceutical advertising could be lifted soon
- This summer, the pharmaceutical industry received verbal approval from the FDA for product claim and drug ads on outdoor at pedestrian level, such as on bus shelters, in airports and in shopping malls
- This is expected to open up opportunities in a relatively new and growing advertising sector

Source: LNA/Mediawatch multi-media service, competitive media reporting and publishers information bureau, 2002 US data


JCDecaux
showcasing the world
Financial Highlights
Gérard Degonse
Chief Financial Officer

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JCDecaux

showcasing the world

P&L

(In million €, except %)	H1 2003	H1 2002	% change
Revenues	**758.2**	**779.9**	**(2.8)%**
Operating costs	(562.0)	(579.7)	
EBITDA	**196.2**	**200.2**	**(2.0)%**
Depreciation	(85.9)	(94.0)	
Operating income	**110.3**	**106.2**	**3.9%**
Financial income	(15.8)	(19.5)	
Profit before tax and goodwill	**94.5**	**86.7**	**9.0%**
Exceptional items	0.2	(1.4)	
Tax	(37.9)	(35.2)	
Equity affiliates	2.4	2.8	
GW amortisation	(32.5)	(31.2)	
Minority interests	(7.9)	(10.2)	
Net income Group share	**18.8**	**11.5**	**63.5%**
Adjusted net income(1)	**51.1**	**44.1**	**15.9%**

(1) Adjusted net income = net income Group Share + GW amortisation – Exceptional items

JCDecaux

showcasing the world

Revenue/EBITDA breakdown by region

Revenues (% of Total)

EBITDA (% of Total)


Asia-Pacific
Americas
UK
7%
5%
14%
36%
38%
Rest of Europe
France
UK
Rest of Europe
8%
46%
46%

Note: EBITDA breakdown excludes operating losses from Asia-Pacific and Americas

JCDecaux
showcasing the world

Strong margins

(In million €, except %)

EBITDA


25.7%
200.2
25.7%
205.1
25.7%
405.3
25.9%
196.2
H1
H2
FY
H1
2002
2003

Operating income (EBITA)


13.6%
106.2
13.2%
105.0
13.4%
211.2
14.6%
110.3
H1
H2
FY
H1
2002
2003

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JCDecaux

showcasing the world

EBITDA margin maintained

(In million €, except %)

EBITDA



167.9
(2.3)%
24.0
(15.0)%
4.3
96.2
2.0)
Street Furniture
Billboard
Transport
Total Group

EBITDA margin (%)



41.1%
11.2%
3.2%
25.9%
Street Furniture
Billboard
Transport
Total Group

FILE 82-5247

JCDecaux
showcasing the world

P&L

(In million €, except %)	H1 2003	H1 2002	% change
Revenues	**758.2**	**779.9**	**(2.8)%**
Operating costs	(562.0)	(579.7)	
EBITDA	**196.2**	**200.2**	**(2.0)%**
Depreciation	(85.9)	(94.0)	
Operating income	**110.3**	**106.2**	**3.9%**
Financial income	(15.8)	(19.5)	
Profit before tax and goodwill	**94.5**	**86.7**	**9.0%**
Exceptional items	0.2	(1.4)	
Tax	(37.9)	(35.2)	
Equity affiliates	2.4	2.8	
GW amortisation	(32.5)	(31.2)	
Minority interests	(7.9)	(10.2)	
Net income Group share	**18.8**	**11.5**	**63.5%**
Adjusted net income[1]	**51.1**	**44.1**	**15.9%**

(1) Adjusted net income = net income Group Share + GW amortisation – Exceptional items

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JCDecaux
showcasing the world

Cash Flow Statement

(In million €)

	H1 2003	H1 2002
▶ Funds from operations	151.5	145.5
▶ Change in operating WC	(21.6)	(39.9)
▶ **Operating cash flows**	**129.9**	**105.6**
▶ Capex (net)	(62.0)	(73.8)
▶ **Free Cash Flow**	**67.9**	**31.8**
▶ Financial investment (net)	(4.0)	(19.2)
▶ Dividends	(7.7)	(6.5)
▶ Other	(0.6)	0.2
▶ Capital increase	-	-
▶ **Change in financial net debt**	**(55.6)**	**(6.3)**

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JCDecaux
showcasing the world

Strong free cash flow generation

(In million €)

Funds from operations



235.5
145.5
154.8
300.3
151.5
H1
H2
FY
H1
2001
2002
2003

Free Cash Flow



(22.6)
31.8
136.1
167.9
67.9
H1
H2
FY
H1
2001
2002
2003

Note: Free cash flow = funds from operations less change in working capital, less tangible and intangible capital expenditure, net of disposals

JCDecaux

showcasing the world

Stable maintenance capex


Maintenance capex as a % of Group revenues
6.0%
5.1%
4.4%
H1 2003: 3.4%
3.5%
1.6%
0.9%
1.9%
1.6% 1.6%
1.6%
1.4% 1.4%
0.7%
1.2%
1.5%
2000
2001
2002
H1 2003
General
Maintenance
Renewal

General investments = software, building extensions, vehicules, etc.
Maintenance capex = spare parts
Renewal capex = amount invested each year to renew revenues from contracts expiring during that year

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JCDecaux

showcasing the world

Increased financial flexibility



734
613
558
56 %
47 %
42 %
7 x
11 x
13 x
3 Y
2 Y
7 Y
Net debt
Leverage
Interest cover
Debt maturity
FY 2001
FY 2002
H1 2003


JCDecaux
showcasing the world
Growth strategy and Outlook
Jean-Charles Decaux
Co-CEO

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JCDecaux
showcasing the world

Organic growth opportunities (2003-07)

Europe	▶ **Italy**	▲ Milan, Rome
	▶ **Greece**	▲ Athens
	▶ **United-Kingdom**	▲ London, Birmingham
	▶ **Netherlands**	▲ Rotterdam
Central Europe	▶ **Hungary**	▲ Budapest
	▶ **Poland**	▲ Warsaw
Americas	▶ **USA**	▲ New York
	▶ **Brazil**	▲ Sao Paulo
Asia-Pacific	▶ **Taiwan**	▲ Taipei
	▶ **China**	▲ Beijing

FILE 82-5247

JCDecaux
showcasing the world

New York City
Pop. 7 million


ALL PHONE CARD
OFF
LOTTO

Newsstand, New York

19 August 2003

- Tender for 20-year Street Furniture contract approved in principle by City council, subject to regulatory change on newsstand advertising
- Decision expected in 2004

JCDecaux

showcasing the world

London
Pop. 10 million



ALL GORGEOUS
Street, London

Current situation

- Clear Channel / Transport for London (TfL) 25 year bus shelter JV ends in January 2005
- Current London market share situation (in volume):
  - Clear Channel 69%
  - JCDecaux* 20%
  - Others 11%

(*) JCDecaux contracts are with 19 London boroughs

- Structure of tender to be announced

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JCDecaux
showcasing the world

Sao Paulo
Pop. 15 million



Sao Paulo, Brazil

Street Furniture tender underway

- Sao Paulo: 60% of advertising spend in Brazil
- 20 year contract for coordinated street furniture, including free standing advertising panels, clocks, flower and information kiosks, etc
- JCDecaux operates the Salvador de Bahia street furniture contract (city # 3 in Brazil)
- Decision expected in 2004

JCDecaux

showcasing the world

Over €1 billion of outdoor revenues yet to be consolidated in Europe

(Net outdoor revenues, in million €)



1,971
1,696(1)
1,578(2)
822
246
205
170
133
130
125
110
80(3)
75
30% of world market
30%
11%
Clear Channel
Viacom
JCDecaux
Lamar
DSM
Affichage Holding
Stroer
Metrobus
Maiden
AWK
DERG
CEMUSA
Wall

Sources : Public company reports and JCDecaux estimates, with currency translations based on average 2002 exchange rates of 1.060 €/1$, 1.59€/1£ and 0.681€/1CHF

(1) Analyst estimates, as Viacom did not break down Viacom Outdoor's revenues between its radio and outdoor businesses in 2002

(2) This amount does not include any revenues from Affichage Holding, a Swiss company in which JCDecaux holds a 30% stake

(3) 2001 Revenues

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JCDecaux
showcasing the world

Update on DSM

JCDecaux's Street Furniture positioning in Germany

Population		City	Operator
Pop. > 1 million		Berlin	Wall
	✓	Hamburg	JCDecaux
	✓	Munich	DSMDecaux (50/50)
	✓	Cologne	JCDecaux
Pop. 0,5 to 1 million		Frankfurt	DSM
		Essen	DSM
		Dortmund	Rufus - Wall
	✓	Stuttgart	JCDecaux
	✓	Dusseldorf	JCDecaux-Wall
	✓	Bremen	JCDecaux
		Hanover	DSM
		Duisburg	DSM
	✓	Leipzig	JCDecaux
	✓	Nurenburg	JCDecaux
	✓	Dresden	JCDecaux

- June 2003: DSM privatization process approved at General Meeting of Shareholders
- August 2003 : indicative offers submitted
- Decision expected in 2004

FILE 82-5247

JCDecaux

showcasing the world

2003 Outlook

No rebound in advertising market in Europe in H2 2003
Advertising market recovery underway in the US

- Street Furniture organic revenues in H2 2003 broadly in line with those achieved in H1 2003
- H2 2003 Group EBITDA broadly in line with that achieved in H1 2003
- 2003 net capex around €180 million

JCDecaux is well positioned to benefit from the anticipated advertising recovery in 2004

JCDecaux

showcasing the world

First Half 2003 Results

15 September 2003


San Francisco, USA

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03 SEP 25 7:21

Declaration in relation to operations carried out by legal representatives of JCDecaux SA on shares of the latter

---

French listed companies must disclose to the French "Commission des Opérations de Bourse" operations such as sales and purchases carried on by their legal representatives on the shares of the company during each semester.

Such disclosure is being made public through a declaration released on the web site of the COB.

JCDecaux hereby discloses some operations carried on by its legal representatives during the first semester 2003.

FILE 82-5247

JCDecaux

SEP 25 7:21

DECLARATION PAR LES MANDATAIRES SOCIAUX DE LA SOCIETE JCDECAUX SA DES TRANSACTIONS EFFECTUEES SUR LES TITRES DE LA SOCIETE AU COURS DU PREMIER SEMESTRE DE L'ANNEE 2003

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Canada
Chili
Corée
Croatie
Danemark
Espagne
Etats-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
Luxembourg
Macao
Malaisie
Mexique
Norvège
Pays-Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Uruguay
Yougoslavie

Paris, le 17 septembre 2003 – JCDecaux SA (Euronext Paris : DEC) communique ci-après, en application de la recommandation n°2002-01 de la Commission des Opérations de Bourse, les transactions effectuées sur les titres de la Société par les mandataires sociaux au cours du 1er semestre 2003.

	FLUX BRUTS du semestre		**POSITIONS OUVERTES au dernier jour du semestre**	
	Achat	**Vente**	**Positions à l'achat**	**Positions à la vente**
Nombre de mandataires sociaux concernés	1	1	néant	néant
Nombre de titres	15 000	14 970	Call achetés néant Put vendus néant Achats à terme néant	Call vendus néant Put achetés néant Ventes à terme néant
Prix moyen pondéré	8,61 €	10,81 €		

JCDecaux SA
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